FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....? .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...? ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX CALLS FOR SHAREHOLDERS' MEETINGS

México City, March 18, 2009. - Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX ; NYSE: TMX, NASDAQ:TFONY; LATIBEX: XTMXL) announced that the Board of Directors, at its meeting held today, resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 28, 2009, in order to discuss, among other matters, the following proposals: to appoint the members of the Board of Directors pertaining to Series "L" shares; approval, as the case may be, of the Chief Executive Officer and Board of Director's reports and the financial statements for fiscal year 2008, as well as the presentation of the Audit and Corporate Practices Committees reports and the opinion of the Board of Directors on the Chief Executive Officer's report; the ratification of the activities of the Board of Directors and the Chief Executive Officer; the appointment or ratification, as the case may be, of the members of the Board of Directors; and to declare a cash dividend of $0.46 Mexican pesos per outstanding share in four equal payments of $0.1150 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments are proposed to be made in México since June 18, 2009, since September 18, 2009, since December 17, 2009 and since March 26, 2010, respectively.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company's service coverage comprises the operation of the nation's most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:March 18, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: TELMEX CALLS FOR SHAREHOLDERS' MEETINGS